UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINISAR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2 1/2% Convertible Subordinated Notes due 2010
2 1/2% Convertible Senior Subordinated Notes due 2010
(Title of Class of Securities)
31787AAF8
31787AAG6 & 31787AAH4
(CUSIP Number of Class of Securities)

JERRY S. RAWLS
Chairman of the Board
EITAN GERTEL
Chief Executive Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

STEPHEN K. WORKMAN	DENNIS C. SULLIVAN, ESQ.	JOHN A. FORE, ESQ.
Senior Vice President, Finance and	DLA Piper LLP (US)	Wilson Sonsini Goodrich & Rosati
Chief Financial Officer	2000 University Avenue	Professional Corporation
Finisar Corporation	East Palo Alto, CA 94303-2248	600 Page Mill Road
1389 Moffett Park Drive	(650) 833-2000	Palo Alto, CA 94304
Sunnyvale, California 94089		(650) 493-9300
(408) 548-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,000,000	$5,301

*	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the purchase of an aggregate of $95,000,000 principal amount of the outstanding 2 1/2% Convertible Subordinated Notes due 2010 and 2 1/2% Convertible Senior Subordinated Notes due 2010 (together, the “Notes”), at the maximum purchase price, as described herein.
**	$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Filing Party: Not applicable.
Form or Registration No: Not applicable.
Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Finisar Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer by the Company to exchange, in separate concurrent offers (each, an “Exchange Offer” and together, the “Exchange Offers”) shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and cash for:
     (i) an aggregate of up to $37,500,000 principal amount of the Company’s outstanding 2 1/2% Convertible Subordinated Notes due 2010 (the “Sub Notes”); and
     (ii)  an aggregate of up to $57,500,000 principal amount of the Company’s outstanding 2 1/2% Convertible Senior Subordinated Notes due 2010 (the “Senior Sub Notes,” and together with the Sub Notes, the “Notes”);
upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated July 9, 2009 (the “Offer to Exchange”), and in the accompanying Letter of Transmittal and the other related offering materials (which Offer to Exchange and related offering materials, as amended or supplemented from time to time, collectively constitute the “Exchange Offer Documents”). For each $1,000 principal amount of Notes validly tendered and not withdrawn in each Exchange Offer, the holders of such Notes will receive consideration with a value not greater than $750 nor less than $700 (the “Exchange Consideration”). Accrued and unpaid interest up to, but not including, the settlement date, on Notes validly tendered and not withdrawn will be paid in cash.
     The Exchange Offers shall commence on Thursday, July 9, 2009 and shall expire at 5:00 p.m., New York City time, on Thursday, August 6, 2009, unless extended or earlier terminated by the Company.
     The Exchange Offers are being made upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.
     All of the information set forth in the Offer to Exchange and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below:
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the issuer is Finisar Corporation. The address of the Company’s principal executive offices is 1389 Moffett Park Drive, Sunnyvale, California 94089. The Company’s telephone number is (408) 548-1000.
     (b) Securities. The subject class of securities are the Notes. The information set forth under the caption “The Exchange Offers—Description of the Notes; Comparison of the Notes and the Common Stock; Description of Capital Stock” in the Offer to Exchange is incorporated herein by reference. As of the date hereof, there was $50 million total aggregate principal amount of the Sub Notes outstanding, and $92 million total aggregate principal amount of the Senior Sub Notes outstanding.
     (c) Trading Market and Price. The information set forth under the caption “The Exchange Offers—Market and Trading Information” in the Offer to Exchange is incorporated herein by reference. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association.

Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above and incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth under the caption “The Exchange Offers—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” in the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth under the captions “Summary Term Sheet” and “The Exchange Offers—Description of the Notes; Comparison of the Notes and the Common Stock; Description of Capital Stock”, “—Terms of the Exchange Offers”, “—Amendment; Extension; Waiver; Termination”, “—Conditions of the Exchange Offers” and “—Certain U.S. Federal Income Tax Considerations” in the Offer to Exchange is incorporated herein by reference.
     (b) Purchases. To the knowledge of the Company, except as described below, the Company will not purchase any Notes from any of its executive officers, directors or affiliates. The information set forth under the caption “The Exchange Offers—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” in the Offer to Exchange is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Issuer’s Securities. The information set forth under the captions “The Exchange Offers—Description of the Notes; Comparison of the Notes and the Common Stock; Description of Capital Stock”, “—Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” and “—The Financial Advisor, Information Agent and Depositary” and the documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Exchange is incorporated herein by reference. The Company has entered into the following agreements in connection with the Notes:
          (1) Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on December 10, 2003);
          (2) Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006);
          (3) Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003);
          (4) Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006); and
          (5) Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders of the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth under the captions “Summary Term Sheet” and “The Exchange Offers—Purpose of the Exchange Offers; Certain Information about the Company—Purpose of the Exchange Offers” in the Offer to Exchange is incorporated herein by reference.
     (b) Use of Securities Acquired. Any Notes accepted for exchange by the Company pursuant to the Exchange Offers will be canceled.
     (c) Plans. The information set forth under the caption “The Exchange Offers—Source and Amount of Exchange Consideration” and “The Exchange Offers—Purpose of the Exchange Offers; Certain Information about the Company” in the Offer to Exchange is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth under the caption “The Exchange Offers—Source and Amount of Exchange Consideration” in the Offer to Exchange is incorporated herein by reference.
     (b) Conditions. The information set forth under the captions “Summary Term Sheet” and “The Exchange Offers—Conditions of the Exchange Offers” in the Offer to Exchange is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth under the caption “The Exchange Offers—Source and Amount of Exchange Consideration” and “The Exchange Offers—Purpose of the Exchange Offers; Certain Information about the Company—Recent Developments” in the Offer to Exchange is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. To the knowledge of the Company, neither the Company, nor any of its executive officers, directors or affiliates, has any beneficial interest in the Notes. The information set forth under the caption “The Exchange Offers—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” in the Offer to Exchange is incorporated herein by reference.
     (b) Securities Transactions. To the knowledge of the Company, during the 60 days preceding the date of this Schedule TO, none of the Company’s executive officers, directors or affiliates have engaged in any transactions in the Notes. The information set forth under the caption “The Exchange Offers—Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Exchange is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth under the captions “The Exchange Offers—Solicitation” and “The Exchange Offers—Fees and Expenses” in the Offer to Exchange is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth on pages ii-iii of the Offer to Exchange.
Item 10. Financial Statements.
     (a) Financial Information.
          (1) and (2) The information set forth under Item 8, Consolidated Financial Statements and Supplementary Data in the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2009, filed with the SEC on July 9, 2009, and in Item 8.01, Other Events in the Company’s current report on Form 8-K, filed with the SEC on July 9, 2009, is incorporated herein by reference. The Company’s annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K may also be accessed electronically on the SEC’s website at http://www.sec.gov.
          (3) The following table sets forth information regarding the Company’s ratio of earnings to fixed charges for each of the periods presented. Earnings available to cover fixed charges consist of income (loss) from continuing operations before provision for income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases that is representative of the interest factor. Our earnings, as so defined, were insufficient to cover fixed charges in each of the fiscal years ended April 30, 2008 and 2009. Because of these deficiencies, the ratio information is not applicable for any of those periods. The extent to which earnings were insufficient to cover fixed charges for each of those periods is shown below. Amounts shown are in millions.

	Fiscal Year
	Ended April 30,
	2008	2009
Ratio of earnings to fixed charges	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(72,325)	$(261,770)
          (4) The information set forth in the Offer to Exchange under the caption “Summary Term Sheet—Book Value” is incorporated herein by reference.
     (b) Pro Forma Information. The information under the caption “Unaudited Pro Forma Financial Data” in the Offer to Exchange is incorporated by reference herein.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth under the caption “The Exchange Offers—Certain Legal Matters; Regulatory Approvals” in the Offer to Exchange is incorporated herein by reference.
     (b) Other Material Information.
          (1) The information set forth under the captions “Risk Factors”, “The Exchange Offers—Certain Significant Considerations”, “—Conditions of the Exchange Offers”, “—Certain U.S. Federal Income Tax Considerations” and “—Certain Securities Laws Considerations” in the Offer to Exchange is incorporated herein by reference.
          (2) The documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Exchange are incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange, dated July 9, 2009.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)	Press Release, dated July 9, 2009.

Exhibit No.	Description
(b)	Letter from Silicon Valley Bank, dated July 8, 2009.

(d)(i)	Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(ii)	Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(iii)	Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(iv)	Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(v)	Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders of the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
FINISAR CORPORATION
By: /s/ Jerry S. Rawls
Name: Jerry S. Rawls
Title: Chairman of the Board
Dated: July 9, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange, dated July 9, 2009.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)	Press Release, dated July 9, 2009.

(b)	Letter from Silicon Valley Bank, dated July 8, 2009.

(d)(i)	Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(ii)	Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(iii)	Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(iv)	Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(v)	Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).